EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Corporation Reports Fourth Quarter Operating Income up 65%

•	GAAP EPS of $0.43 per share for the quarter

•	Adjusted EPS of $0.34 for the quarter, compared to $0.09 last year

•	Operating income of $21.5 million for the quarter, up 65% versus last year

•	Operating margin of 9.8% for the quarter, compared to 6.0% last year

•	Orders of $238 million for the quarter, up 14% versus last year

•	Full year cash flow from continuing operations of $80.3 million, up from $49.2 million last year
Oak Brook, IL, March 5, 2014 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the fourth quarter and year ended December 31, 2013.
Consolidated net sales for the fourth quarter were $219.6 million, up 1% versus the same quarter a year ago. Fourth quarter income from continuing operations was $26.7 million, equal to $0.42 per diluted share, compared to $4.9 million, or $0.08 per share, in the prior year quarter.
Consolidated net sales for the year ended December 31, 2013 were $851.3 million, up 6% compared to the prior year. Income from continuing operations for the year was $160.2 million, equal to $2.53 per diluted share, compared to $22.0 million, or $0.35 per share, in the prior year.
The Company also reported adjusted net income from continuing operations for the fourth quarter of $21.9 million, equal to $0.34 per diluted share, up 298% compared to $5.5 million, or $0.09 per diluted share, in the same quarter a year ago. For the full year, adjusted net income from continuing operations was $60.7 million, equal to $0.96 per diluted share, an increase of 126% compared to $26.9 million, or $0.43 per diluted share, in the prior year. The Company is reporting adjusted results to facilitate comparisons of earnings on a year-over-year basis. Adjusted net income and adjusted earnings per share from continuing operations exclude special tax items and the impacts of restructuring and debt settlement charges, which are not considered to be part of the Company's ongoing operating results.
Continuing Momentum in Operating Results
“With this strong quarter, we continue to build on our improving results,” said Dennis J. Martin, President and Chief Executive Officer. “Our Environmental Solutions Group drove our top-line growth and more than doubled its operating income from the fourth quarter a year ago. Our Safety and Security Systems Group boosted its operating margin to more than 15% for the first time since the fourth quarter of 2008, in spite of relatively flat sales for the quarter. The Fire Rescue Group had a soft quarter, primarily resulting from delayed deliveries of some units, but it still managed to turn in modest full-year improvement over the prior year. Corporate expenses remained low, as well. All told, our adjusted EPS was a healthy $0.34 and our operating cash flow reached $43.0 million for the quarter.”
Net sales were $219.6 million for the quarter, up 1% compared to the fourth quarter of 2012. Environmental Solutions Group sales were up $14.7 million, or 14%, on improved sales of sewer cleaners, waterblasters and street sweepers. Safety and Security Systems Group sales were down $1.1 million, or 2%, while Fire Rescue Group sales were down $11.7 million, or 26%, compared to the prior year fourth quarter, which included strong sales to the Asian market.
Consolidated fourth quarter operating income was $21.5 million, up 65% compared to the fourth quarter of 2012. Consolidated fourth quarter operating margin improved to 9.8%, compared to 6.0% last year. Operating margin was up for both the Environmental Solutions Group, at 14.6%, and the Safety and Security Systems Group, at 15.1%. The Fire Rescue Group‘s

operating margin of 4.9% was low, primarily as a result of a higher mix of lower-margin sales. Corporate expenses were $7.7 million for the quarter, compared to $8.9 million a year ago.
Net sales for the year ended December 31, 2013 increased by $48.1 million, or 6%, compared to the prior year. The increases were largely due to higher vacuum truck and sewer cleaner shipments which were facilitated by expanded production capacity.
Consolidated full year operating income was $70.6 million, up 37% compared to the prior year. Corporate operating expenses decreased by $4.6 million, or 17%, compared with the prior year. Consolidated full year operating margin improved to 8.3%, compared to 6.4% in 2012.
Demand Continues Strong, Particularly at ESG
The Company reported orders of $237.8 million, up 14% compared to the year-ago quarter. For the year ended December 31, 2013, total orders of $836.8 million increased by 1% compared to the prior year. The increased orders were driven by vacuum trucks and street sweepers within the Environmental Solutions Group, partially offset by deferred timing on the receipt of anticipated orders in the Fire Rescue Group. The Safety and Security Systems Group experiences advance ordering primarily for its larger systems, which continue to benefit from a large funnel of long-range opportunities. Consolidated backlog at the end of 2013 was $305.8 million, down 4% versus the prior year. The Environmental Solutions Group continues to expand its capacity and avoid an over-extended backlog, and backlog was down modestly in the other groups.
Strong Cash Flow Continues to Reduce Debt
Cash flow from continuing operations was $43.0 million for the quarter, up from $30.4 million in the prior year quarter. For the full year, cash flow from continuing operations was $80.3 million, up from $49.2 million in 2012. The improvement in operating cash flow is primarily the result of higher earnings and lower primary working capital.
The strong cash flow allowed the Company to significantly reduce its debt. Consolidated debt at December 31, 2013 was $92 million, compared to $158 million a year ago and $128 million at the end of the third quarter.
Interest expense was $1.1 million for the fourth quarter, down 81% versus a year ago, benefiting from lower debt levels and from the lower interest rates which derived from the Company’s March 2013 debt refinancing.
2014 Outlook
“As we look ahead, Environmental Solutions Group demand continues to be strong, and the Safety and Security Systems and Fire Rescue Groups are set up for steady improvement,” continued Martin. “Building on this momentum, we aim to grow our 2014 earnings per share to at least $0.79, with upside if markets maintain or strengthen. This represents an 18% improvement compared to normalized earnings per share of $0.67 in 2013. Finally, while the outlook for 2014 is good, I would note that the first quarter is typically our weakest quarter and is off to a slow start.”
To facilitate comparisons to 2014, normalized earnings for 2013 are $0.67 per share, which is computed by excluding special tax items, the impacts of restructuring and debt settlement charges and applying a 32% income tax rate. Our effective book tax rate is expected to increase to approximately 32% in 2014 as a result of the Company no longer being in a full deferred tax valuation allowance position in the U.S. after 2013. The Company's cash tax payment obligations are not impacted by this change. A reconciliation of normalized earnings per share and other non-GAAP measures is provided at the conclusion of this news release.

GROUP RESULTS
Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results as of and for the three and twelve months ended December 31, 2013 and 2012:

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2013	2012	Change	2013	2012	Change
Net sales	$120.9	$106.2	$14.7	$474.0	$427.8	$46.2
Operating income	17.6	8.2	9.4	58.2	42.0	16.2
Operating data:
Operating margin	14.6%	7.7%	6.9%	12.3%	9.8%	2.5%
Total orders	$150.3	$124.0	$26.3	$469.7	$447.9	$21.8
Backlog	199.3	203.6	(4.3)	199.3	203.6	(4.3)
Depreciation and amortization	1.6	1.5	0.1	6.1	5.4	0.7
Three months ended December 31, 2013 vs. three months ended December 31, 2012
Total orders increased by $26.3 million, or 21%, for the three months ended December 31, 2013. U.S. orders increased $23.8 million, or 24%, largely due to an increase of $16.2 million in vacuum truck orders. U.S. orders further benefited from increased orders of street sweepers of $8.2 million and waterblasters of $1.7 million, partially offset by a $6.9 million decrease in orders for sewer cleaners. Non-U.S. orders increased $2.5 million, or 10%, primarily due to increases of $8.3 million in our Canadian and South American markets, partially offset by declines of $5.3 million in the Central American and Middle East regions.
Net sales increased by $14.7 million, or 14%, for the three months ended December 31, 2013. U.S. sales increased $13.6 million, or 15%, resulting largely from improved sales of sewer cleaners and street sweepers, as well as improvements in waterblaster businesses. Non-U.S. sales increased by $1.0 million, or 6%, primarily due to increased international street sweeper shipments compared to the prior year. In the aggregate, sales were positively impacted by increased unit volumes and product mix of $11.0 million and improved pricing of $3.7 million.
Costs of sales increased by $6.3 million for the three months ended December 31, 2013. Gross profit margin improved from 16.6% in 2012 to 21.5% in 2013, primarily due to favorable product mix and pricing impacts, offset by $0.8 million of additional warranty expense.
Operating income increased by $9.4 million, or 115%, for the three months ended December 31, 2013. The increase in operating income was a result of higher gross profit of $8.5 million, largely due to improved product pricing and volume, and a $0.8 million decrease in selling, engineering, general and administrative (“SEG&A”) expenses compared with the prior year, largely due to reduced product liability expense.
Twelve months ended December 31, 2013 vs. twelve months ended December 31, 2012
Total orders increased by $21.8 million for the year ended December 31, 2013. U.S. orders increased $23.2 million largely due to an increase in street sweeper orders of $13.7 million. Street sweeper orders were positively impacted by a shift in product mix with increased orders of higher-priced units, as well as the effects of an improved pricing strategy. U.S. orders further benefited from increased orders of vacuum trucks of $7.3 million, waterblasters of $5.1 million and used equipment of $4.7 million. Partially offsetting these increases were decreased sewer cleaner orders of $9.2 million. As discussed above, the Company has experienced a return to more normal ordering patterns as production capacity for sewer cleaners and vacuum trucks has increased. Non-U.S. orders decreased by $1.4 million compared to the prior year, which benefited from a significant order for vacuum trucks from a customer in the Asia Pacific region. Improved export orders for our street sweepers from customers in Canada, South America, and the Middle East partially offset the decrease.
Net sales increased by $46.2 million, or 11%, for the year ended December 31, 2013. The increases in sales were experienced across all product lines. U.S. sales increased $42.2 million, or 12%, most notably due to a $33.1 million increase in sewer cleaner and vacuum truck shipments, a $3.5 million increase in sales of street sweepers as well as higher sales of other product lines. Our vacuum truck and sewer cleaner sales continue to exceed prior-year levels largely due to increased production capacity. Non-U.S. sales increased $4.0 million primarily due to increased vacuum truck, sewer cleaner, and street sweeper shipments to Canada and the Middle East, partially offset by reduced sales of vacuum trucks in the Asia Pacific region compared with the prior year. In addition to the impacts associated with increased unit volumes of $39.1 million, net sales further benefited from improved pricing.
Cost of sales increased by $28.6 million for the year ended December 31, 2013. The increase is associated with increased unit volumes of $31.1 million, and $0.8 million of additional warranty expense, partially offset by favorable pricing and product mix impacts of $3.4 million. Cost increases were partially offset with margin improvement initiatives to control variable and fixed cost structures. Gross profit for the year ended December 31, 2013 improved to 20.3% from 18.4% in the prior year largely due to the aforementioned improvements in pricing and favorable product mix impacts.
SEG&A expenses increased by $1.3 million in the year ended December 31, 2013. The increase in SEG&A expenses primarily represented $0.7 million of increased salaries, driven by higher sales commissions and annual merit benefits, and $0.5 million in increased training and travel-related expenses.
Operating income increased by $16.2 million, or 39%, for the year ended December 31, 2013. The increase in operating income was a result of higher gross profit of $17.6 million, primarily related to pricing improvements and favorable volumes, partially offset by increased SEG&A expenses.
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results as of and for the three and twelve months ended December 31, 2013 and 2012:

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2013	2012	Change	2013	2012	Change
Net sales	$66.0	$67.1	$(1.1)	$238.9	$240.3	$(1.4)
Operating income	10.0	9.2	0.8	26.1	27.9	(1.8)
Operating data:
Operating margin	15.2%	13.7%	1.5%	10.9%	11.6%	(0.7)%
Total orders	$57.1	$59.8	$(2.7)	$236.3	$241.9	$(5.6)
Backlog	27.2	31.2	(4.0)	27.2	31.2	(4.0)
Depreciation and amortization	1.1	1.1	—	4.2	4.3	(0.1)
Three months ended December 31, 2013 vs. three months ended December 31, 2012
Total orders decreased by $2.7 million for the three months ended December 31, 2013. U.S. orders decreased $1.7 million, primarily driven by a reduction in outdoor warning system orders largely due to timing differences, offset by improvements in our police markets due to higher market demand and market share. Non-U.S. orders decreased $1.0 million due primarily to decreases in our European police markets, and ongoing softness in the coal-mining industry.
Net sales declined by $1.1 million for the three months ended December 31, 2013. U.S. sales were down $1.2 million, primarily due to a $5.0 million decrease in outdoor warning system sales impacted by the timing of large orders. This decrease was partially offset by gains in our police and fire markets of $4.2 million. Non-U.S. sales were essentially flat compared to prior year.
Cost of sales decreased by $2.6 million for the three months ended December 31, 2013. The decrease resulted from lower unit volumes of $0.5 million, favorable product mix impacts and a $1.2 million decrease in inventory provisions. Gross profit margin improved from 33.2% in 2012 to 35.7% in 2013, primarily due to favorable product mix and reduced inventory provisions.
Operating income increased $0.8 million, or 9%, largely due to $1.4 million higher gross profit and a $0.5 million reduction in SEG&A expenses, primarily associated with lower incentive compensation, offset by increased restructuring charges of $1.0 million.

Twelve months ended December 31, 2013 vs. twelve months ended December 31, 2012
Total orders decreased $5.6 million for the year ended December 31, 2013. Total U.S. orders decreased by $1.2 million, represented by a $4.0 million reduction in orders for outdoor warning systems resulting from large military-market orders received in the prior year, partially offset by increases in our police market, related to new vehicle registrations and increased market share. Non-U.S. orders decreased by $4.4 million, primarily due to decreases of $2.7 million for international mining product orders due to slowing demand from our coal-mining markets and $1.2 million of decreased orders in our European public safety markets. There was also weakness in our other international markets, including our integrated systems business, that was adversely impacted by the timing of large orders.
Net sales decreased by $1.4 million in the year ended December 31, 2013. U.S. sales improved by $2.7 million, largely due to improvements in our police market, where sales increased by $6.6 million due to improved demand and increasing market share. Partially offsetting this improvement was a $3.4 million decrease in sales of outdoor warning systems, which was impacted by the completion of significant orders during 2012. Non-U.S. sales decreased $4.1 million, primarily due to continuing weakness in the coal-mining markets, with sales decreasing by $4.2 million, a $2.8 million decrease in sales to our international public safety markets, and a $1.0 million decrease in integrated system sales. These decreases were partially offset by a $1.4 million increase in sales relating to non-U.S. outdoor warning systems, primarily due to the timing of orders and shipments, and a $1.3 million increase in sales of industrial products.
Cost of sales increased by $1.6 million for the year ended December 31, 2013. The increase was primarily related to the implementation of new ERP software within our U.S. operations during the second quarter of 2013, including inefficiencies experienced during the implementation, higher spending on engineering and implementation costs in our systems businesses, and product and customer sales mix. In addition, cost of sales increased due to lower absorption of fixed overhead costs resulting from a change in sales mix amongst our businesses and product lines. These increases were partially offset by the impacts of lower sales volumes. Gross profit for the year ended December 31, 2013 declined to 33.4% from 34.4% in the prior year largely due to the costs and inefficiencies associated with the ERP implementation.
SEG&A expenses decreased by $1.3 million in the year ended December 31, 2013. The decrease was driven by lower legal fees and decreased incentive compensation. Offsetting this decrease was a $0.5 million increase in the allowance for doubtful accounts associated with a specific international customer.
Operating income decreased $1.8 million largely due to a $3.0 million reduction in gross profit, partially offset by the $1.3 million decrease in SEG&A expenses noted above. In addition, there was a $0.1 million increase in restructuring charges.
Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results as of and for the three and twelve months ended December 31, 2013 and 2012:

	Three Months Ended December 31,			Twelve Months Ended December 31,
($ in millions)	2013	2012	Change	2013	2012	Change
Net sales	$32.7	$44.4	$(11.7)	$138.4	$135.1	$3.3
Operating income	1.6	4.5	(2.9)	9.0	8.9	0.1
Operating data:
Operating margin	4.9%	10.1%	(5.2)%	6.5%	6.6%	(0.1)%
Total orders	$30.4	$24.2	$6.2	$130.8	$136.5	$(5.7)
Backlog	79.3	83.6	(4.3)	79.3	83.6	(4.3)
Depreciation and amortization	0.9	0.7	0.2	3.2	2.6	0.6
Three months ended December 31, 2013 vs. three months ended December 31, 2012
Total orders increased by $6.2 million, or 26%, for the three months ended December 31, 2013 primarily due to a $5.9 million increase in orders of fire-lift products in Europe, and a $4.1 million increase in industrial orders in the U.S. Offsetting these increases was a $3.0 million decrease in orders to the Middle East.
Net sales decreased by $11.7 million, or 26%, for the three months ended December 31, 2013 primarily driven by an $11.0 million decrease in sales to the Asia Pacific region attributable to a high number of shipments in the prior year quarter. Sales to Europe were also $2.0 million lower than the prior year, primarily due to the timing of shipments. Offsetting these reductions was a $3.0 million improvement in industrial sales to the U.S. market. In the aggregate, the increase in sales included contributions from a decrease in unit volumes of $11.3 million, and unfavorable product mix impacts of $1.1 million, largely due to reduced sales of higher-content chassis, partially offset by favorable currency impacts of $1.6 million.
Cost of sales decreased $8.2 million, or 24%, for the three months ended December 31, 2013 largely as a result of decreases in unit volumes of $8.4 million and unfavorable product mix, partially offset by favorable currency impacts of $1.3 million. Gross profit margin decreased from 22.1% in 2012 to 19.6% in 2013, primarily due to unfavorable product mix, including sales to lower margin markets.
Operating income decreased $2.9 million, or 64%, for the three months ended December 31, 2013 largely as a result of $3.4 million reduction in gross profit, due to the factors noted above, offset by reduced SEG&A expenses of $0.4 million. The reduction in SEG&A expenses was largely the result of lower selling expenses attributable to the reduction in net sales.
Twelve months ended December 31, 2013 vs. twelve months ended December 31, 2012
Total orders decreased by $5.7 million for the year ended December 31, 2013 primarily due to lower demand in the Asia Pacific region in comparison to a strong order cycle in the prior year. Industrial orders in the U.S. were largely flat as compared to the prior year.
Net sales increased by $3.3 million for the year ended December 31, 2013 primarily driven by increased industrial sales in the U.S., as well as improved sales in the Middle East, partially offset by lower sales in the Asia Pacific and Europe. In the aggregate, the increase in sales was primarily attributable to favorable currency impacts of $4.4 million and favorable product mix impacts of $0.6 million, largely due to increased sales of higher-content chassis, partially offset by $1.7 million representing the effects of decreased unit volumes.
Cost of sales increased by $2.6 million for the year ended December 31, 2013 largely due to unfavorable currency impacts of $3.5 million and product mix of $0.4 million, partially offset by $1.3 million representing the impact from lower unit volumes. Gross profit in 2013 remained consistent with the prior year at 21.0%.
SEG&A expenses increased by $0.6 million in the year ended December 31, 2013, partly due to increased marketing efforts and engineering expenses associated with product development.
Operating income was largely flat, increasing by $0.1 million for the year ended December 31, 2013. Favorable product mix and improved production efficiencies of $0.8 million and favorable currency impacts of $0.3 million, were partially offset by increased SEG&A expenses of $0.6 million and lower volumes of $0.3 million.
CORPORATE EXPENSES
Three months ended December 31, 2013 vs. three months ended December 31, 2012
Corporate operating expenses were $7.7 million and $8.9 million for the three months ended December 31, 2013 and 2012, respectively. The $1.2 million decrease primarily related to reduced professional services and legal fees, combined with a $0.3 million reduction in restructuring charges.
Twelve months ended December 31, 2013 vs. twelve months ended December 31, 2012

Corporate operating expenses were $22.7 million and $27.3 million for the years ended December 31, 2013 and 2012, respectively. The decrease of $4.6 million, or 17%, primarily relates to reductions in SEG&A expenses of $3.7 million, including reduced employee incentive compensation expense, and lower medical expense, as well as a $0.9 million favorable year-over-year impact from corporate restructuring activities.

CONFERENCE CALL
Federal Signal will host its fourth quarter conference call on Wednesday, March 5, 2014 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com or by dialing phone number 1-888-438-5519 and entering the pin number 9153713. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) provides products and services to protect people and our planet. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates three groups: Environmental Solutions, Safety and Security Systems, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Brian Cooper +1-630-954-2000, bcooper@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions, except per share data)	2013	2012	2013	2012
Net sales	$219.6	$217.7	$851.3	$803.2
Cost of sales	163.6	168.0	646.2	613.4
Gross profit	56.0	49.7	205.1	189.8
Selling, engineering, general and administrative expenses	33.2	36.1	133.8	136.9
Restructuring charges	1.3	0.6	0.7	1.4
Operating income	21.5	13.0	70.6	51.5
Interest expense	1.1	5.7	8.8	21.4
Debt settlement charges	—	—	8.7	3.5
Other expense, net	0.2	0.4	0.1	0.7
Income before income taxes	20.2	6.9	53.0	25.9
Income tax benefit (expense)	6.5	(2.0)	107.2	(3.9)
Income from continuing operations	26.7	4.9	160.2	22.0
Income (loss) from discontinued operations and disposal, net of tax benefit of $0.7, $0.1, $0.8, and $3.6, respectively	0.4	(0.1)	(0.2)	(49.5)
Net income (loss)	$27.1	$4.8	$160.0	$(27.5)
Basic earnings (loss) per share:
Earnings from continuing operations	$0.43	$0.08	$2.56	$0.35
Loss from discontinued operations and disposal, net of tax	—	—	—	(0.79)
Net earnings (loss) per share	$0.43	$0.08	$2.56	$(0.44)
Diluted earnings (loss) per share:
Earnings from continuing operations	$0.42	$0.08	$2.53	$0.35
Loss from discontinued operations and disposal, net of tax	—	—	—	(0.79)
Net earnings (loss) per share	$0.42	$0.08	$2.53	$(0.44)
Weighted average shares outstanding:
Basic	62.7	62.4	62.6	62.3
Diluted	63.7	63.0	63.2	62.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in millions, except per share data)	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$23.8	$29.7
Restricted cash	—	1.0
Accounts receivable, net of allowances for doubtful accounts of $2.3 and $2.4, respectively	95.6	96.9
Inventories	109.8	119.9
Prepaid expenses	12.6	13.8
Other current assets	21.8	5.1
Current assets of discontinued operations	1.9	0.8
Total current assets	265.5	267.2
Properties and equipment, net	63.8	59.3
Goodwill	273.8	272.3
Deferred tax assets	33.1	—
Deferred charges and other assets	5.1	13.2
Long-term assets of discontinued operations	3.5	1.2
Total assets	$644.8	$613.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$—	$0.3
Current portion of long-term borrowings and capital lease obligations	7.4	4.7
Accounts payable	50.5	52.5
Customer deposits	11.2	13.1
Deferred tax liabilities	—	10.6
Accrued liabilities:
Compensation and withholding taxes	25.7	25.8
Other current liabilities	35.4	36.2
Current liabilities of discontinued operations	2.4	6.4
Total current liabilities	132.6	149.6
Long-term borrowings and capital lease obligations	84.7	152.8
Long-term pension and other post-retirement benefit liabilities	36.9	84.1
Deferred gain	16.5	18.4
Deferred tax liabilities	—	35.8
Other long-term liabilities	17.0	17.0
Long-term liabilities of discontinued operations	6.1	8.6
Total liabilities	293.8	466.3
Shareholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 63.8 and 63.4 shares issued, respectively	63.8	63.4
Capital in excess of par value	177.0	171.1
Retained earnings	168.9	8.9
Treasury stock, at cost, 1.0 million and 0.9 million shares, respectively	(16.8)	(16.4)
Accumulated other comprehensive loss	(41.9)	(80.1)
Total shareholders’ equity	351.0	146.9
Total liabilities and shareholders’ equity	$644.8	$613.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
(in millions)	2013	2012
Operating activities:
Net income (loss)	$160.0	$(27.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss on discontinued operations and disposal	0.2	49.5
Depreciation and amortization	14.2	13.2
Deferred financing costs	5.0	4.4
Deferred gain	(1.9)	(1.9)
Stock-based compensation expense	4.0	2.6
Pension expense, net of funding	(1.3)	(5.7)
Provision for doubtful accounts	—	0.6
Deferred income taxes, including change in valuation allowance	(112.0)	(4.8)
Changes in operating assets and liabilities, net of effects from dispositions of companies:
Accounts receivable	2.6	8.7
Inventories	10.5	(14.5)
Other current assets	3.8	(1.4)
Accounts payable	(2.5)	2.6
Customer deposits	(2.1)	(1.5)
Accrued liabilities	(0.9)	17.3
Income taxes	(0.6)	8.6
Other	1.3	(1.0)
Net cash provided by continuing operating activities	80.3	49.2
Net cash used for discontinued operating activities	(5.5)	(26.0)
Net cash provided by operating activities	74.8	23.2
Investing activities:
Purchases of properties and equipment	(17.0)	(13.0)
Proceeds from sales of properties and equipment	0.1	1.8
Proceeds from sale of FSTech Group	—	82.1
Decrease (increase) in restricted cash	1.0	(1.0)
Net cash provided by (used for) continuing investing activities	(15.9)	69.9
Financing activities:
Increase (decrease) in revolving lines of credit, net	17.5	(173.3)
Increase (decrease) in short-term borrowings, net	(0.3)	(9.5)
Proceeds from issuance of long-term borrowings	75.0	215.0
Payments on long-term borrowings	(153.6)	(99.5)
Payments of debt financing fees	(6.1)	(6.9)
Proceeds from stock compensation activity	2.6	—
Other, net	(0.7)	2.4
Net cash used for continuing financing activities	(65.6)	(71.8)
Net cash used for discontinued financing activities	—	(0.9)
Net cash used for financing activities	(65.6)	(72.7)
Effects of foreign exchange rate changes on cash and cash equivalents	0.8	(0.2)
Increase (decrease) in cash and cash equivalents	(5.9)	20.2
Cash and cash equivalents at beginning of year	29.7	9.5
Cash and cash equivalents at end of year	$23.8	$29.7

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and earnings per share from continuing operations:
The Company believes that adjusting its net income and diluted earnings per share from continuing operations to exclude special tax items and the impacts of restructuring and debt settlement charges, which are not considered to be part of its ongoing operating results, provides measures which are representative of the Company’s underlying performance and improves the comparability of year to year results.

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions, except per share data)	2013	2012	2013	2012
Income from continuing operations	$26.7	$4.9	$160.2	$22.0
Add (less):
Debt settlement charges, net of tax	—	—	8.5	3.5
Restructuring, net of tax	1.3	0.6	0.7	1.4
Special tax items (1)	0.6	—	(102.0)	—
Tax planning benefits (2)	(6.7)	—	(6.7)	—
Adjusted income from continuing operations	$21.9	$5.5	$60.7	$26.9

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Diluted earnings per share from continuing operations	$0.42	$0.08	$2.53	$0.35
Add (less):
Debt settlement charges, net of tax	—	—	0.14	0.06
Restructuring, net of tax	0.02	0.01	0.01	0.02
Special tax items(1)	0.01	—	(1.61)	—
Tax planning benefits (2)	(0.11)	—	(0.11)	—
Adjusted diluted earnings per share from continuing operations	$0.34	$0.09	$0.96	$0.43

(1)
Special tax items include the effects of the reversal of a significant portion of the Company’s valuation allowance on deferred income taxes as well as the impacts of tax rate changes enacted during 2013. In the second quarter, based on an improved and more stable business performance and outlook, the Company determined that it no longer required a valuation allowance to reserve the value of certain deferred tax assets. The Company therefore released $102.4 million of this valuation allowance in the second quarter, which created a one-time, non-cash tax benefit during the second quarter in that amount. An additional $1.0 million and $1.3 million of valuation allowance was released in the third and fourth quarters, respectively, in connection with that determination. Also in the fourth quarter, the Company recognized a benefit of $0.8 million associated with a reduction in the Finnish tax rate. These impacts were offset by $0.8 million of expense associated with a reduction in the Company’s deferred tax assets due to a reduction in the UK tax rate in the third quarter.

(2)
In the fourth quarter of 2013, the Company executed a tax planning strategy that resulted in the preservation of certain foreign tax credits, which would have begun to expire in 2015. Upon completion of the tax planning strategy, a tax benefit of $6.7 million was recognized, represented by the release of valuation allowance that was previously recorded against these deferred tax assets.

Normalized net income and earnings per share from continuing operations:
The Company also believes that modifying its 2013 adjusted net income and diluted earnings per share from continuing operations provides an additional measure which is representative of the Company’s underlying performance and will improve the comparability of results between 2013 and 2014. The modification to adjusted net income removes the impacts of the valuation allowance release and other special tax items during the year ended December 31, 2013 and results in the application of a normalized effective income tax rate of 32%.

	Twelve Months Ended December 31, 2013
	in Millions	Diluted EPS (2)
Income from continuing operations	$160.2	$2.53
Less:
Income tax benefit	107.2	1.70
Income before income taxes	53.0	0.84
Add:
Restructuring charges	0.7	0.01
Debt settlement charges	8.7	0.14
Adjusted income before income taxes	62.4	0.99
Tax expense (1)	(20.1)	(0.32)
Normalized net income from continuing operations	$42.3	$0.67

(1)	Computed by applying the Company's normalized effective tax rate of 32.2%, excluding the impacts of the valuation allowance release and other special tax items during the year ended December 31, 2013.

(2)	Computed using the weighted average diluted shares outstanding for the year ended December 31, 2013 (63.2 million).
Total debt to adjusted EBITDA ratio:
The Company uses the ratio of total debt to adjusted EBITDA as one measure of its long-term financial stability. The Company uses the ratio to calibrate the magnitude of its debt and its debt capacity against adjusted EBITDA, which is used as an operating performance measure. We believe that investors use a version of this ratio in a similar manner. In addition, financial institutions (including the Company’s lenders) use the ratio in connection with debt agreements to set pricing and covenant limitations. For these reasons, the Company believes that the ratio is a meaningful metric to investors in evaluating the Company’s long term financial performance and stability. The Company’s calculation methodology consists of dividing total debt by the trailing 12-month total of income from continuing operations before interest expense, debt settlement charges, other expense, income tax benefit or provision, and depreciation and amortization. Other companies may use different methods to calculate total debt to EBITDA. The following table summarizes the Company’s ratio of total debt to adjusted EBITDA, and reconciles income from continuing operations to adjusted EBITDA:

	Trailing Twelve Months Ending December 31,
($ in millions)	2013	2012
Total debt	$92.1	$157.8

Income from continuing operations	160.2	22.0
Add:
Interest expense	8.8	21.4
Debt settlement charges	8.7	3.5
Other expense	0.1	0.7
Income tax (benefit) expense	(107.2)	3.9
Depreciation and amortization	14.2	13.2
Adjusted EBITDA	$84.8	$64.7

Total debt to adjusted EBITDA ratio	1.1	2.4